LAW OFFICES

THOMPSON WELCH SOROKO & GILBERT LLP

450 PACIFIC AVENUE, SUITE 200

SAN FRANCISCO, CA 94133-4645

(415) 262-1200

FACSIMILE
RICHARD S. SOROKO	(415) 262-1212
E-mail: richard@TWSGLAW.com

SAN RAFAEL OFFICE
(415) 448-5000

January 26, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AgeX Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-3 (333-251988)

Ladies and Gentlemen:

This letter is being submitted in connection with the filing of Amendment No. 1 to Registration Statement on Form S-3 (333-251988) (the “Amendment”) by AgeX Therapeutics, Inc. (the “Company”). The Amendment adds 328,947 shares of common stock that may be sold by the Selling Securityholder named in the Registration Statement as reflected in “SELLING SECURITYHOLDER” in the base prospectus, and updates certain information concerning recent market prices for the Company’s common stock.

FINRA has issued a no objections letter and the Company is concurrently submitting a request for acceleration of the effective date of the Registration Statement.

Please direct any questions or comments to the undersigned at (415) 298-2171 or by email to rsoroko@twsglaw.com with a copy to the Company’s Chief Financial Officer, Andrea Park, at apark@agexinc.com.

Very truly yours

/s/ Richard S. Soroko
Richard S. Soroko